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                                                                       Exhibit 6



                                                                  March 22, 1999

VIA FACSIMILE

Mr. Gene Kleinhandler
Kleinhandler & Halevy
30 Kalisher Street
Tel Aviv, Israel  65257

         Re:      ESC Medical Systems Ltd. (the "Company")
                  ----------------------------------------
Dear Gene:

         As per your request today, attached please find the curricula vitae of the four individuals proposed by Messrs. Genger and Gottstein as replacements and/or additions to the restructured Board of Directors of the Company. As previously proposed, three of these individuals would replace two management directors (other than Dr. Eckhouse) and one non-management director selected by the present Board (other than Mr. Hardy). The fourth nominee would be added as a new director.

         With respect to any previous acquaintances between Messrs. Genger or Gottstein and any of the four nominees, we note that Mr. Genger first met Mr. Friedman this past Monday and was very impressed with his accomplishments. Mr. Dovrat, as his curriculum vitae indicates, is a very well known entity in Israel with whom neither Messrs. Genger nor Gottstein have had any prior business relationship. Both Messrs. Spencer and Tadmor are outside, independent directors of TRI or its affiliated entities and neither is an employee of Mr. Genger or any of his affiliates.

         With the change in the composition of the Board as proposed above, neither management, Mr. Gottstein nor Mr. Genger will control a majority of the Board of Directors of the Company. Accordingly, we respectfully request the Board's assent to the addition of the foregoing individuals to the restructured Board as outlined above and further request that we receive the Board's reply within 24 hours.

                                         Very truly yours,


                                         /s/ Joseph J. Giunta
JJG:C
cc:      Barnard Gottstein
         Arie Genger


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          List of Individuals Proposed by Messrs. Genger and Gottstein
                     (curricula vitae intentionally omitted)

   1.       Philip Friedman
   2.       Aharon Dovrat
   3.       S.A. Spencer
   4.       Professor Zehev Tadmor



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